UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 8)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Julian J. Seiguer

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

March 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 22

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 19,799,271
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 19,799,271
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 17.4%*
(14)	Type of reporting person (see instructions): PN

*

The ownership percentage has been calculated based on an aggregate total of 71,965,412 shares of Common Stock (as defined below) issued and outstanding as of November 30, 2018, plus (i) the 24,000,000 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series E Preferred Stock (as defined below) as of the date hereof and (ii) the 17,641,638 shares of Common Stock, rounded up to the nearest share, issued pursuant to the Transaction Agreement (as defined below), excluding 24,000,000 shares of Common Stock, with regards to which the Reporting Persons may be entitled to shared voting power in connection with the Series E Preferred Stock.

CUSIP No. 532403201	Page 3 of 22

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 19,799,271
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 19,799,271
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 17.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 22

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,087,943
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,087,943
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.4%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 22

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,087,943
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,087,943
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.4%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 22

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,087,943
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,087,943
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 22

(1)	Name of reporting person The Värde Skyway Mini-Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,020,515
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,488,865
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 5,020,515
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.4%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 22

(1)	Name of reporting person The Värde Skyway Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,166,757
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 578,407
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,166,757
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.0%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 9 of 22

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,187,272
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,067,272
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 6,187,272
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.4%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 10 of 22

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,855,664
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,415,664
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 2,855,664
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.5%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 22

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,427,832
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 707,832
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,427,832
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.1%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 22

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,236,419
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,604,419
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,236,419
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.8%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 13 of 22

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,519,915
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,727,915
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 7,519,915
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.6%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 14 of 22

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 47,594,401
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 47,594,401
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 41.9%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 15 of 22

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 47,594,401
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 47,594,401
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 41.9%*
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 16 of 22

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 47,594,401
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 23,594,401

(11)	Aggregate amount beneficially owned by each reporting person: 47,594,401
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 41.9%*
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 17 of 22

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.0001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on July 14, 2017, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons on August 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on November 17, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons on January 8, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by the Reporting Persons on February 2, 2018, as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by the Reporting Persons on October 16, 2018, and as amended by Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by the Reporting Persons on December 28, 2018 (as so amended through this Amendment No. 8, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 8 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 8 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2. Identity and Background

Clause (a) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by:

(i) The Värde Fund XI (Master), L.P., a Delaware limited partnership (“Fund XI”);

(ii) The Värde Fund XI G.P., LLC, a Delaware limited liability company (“Fund XI GP”), the general partner of Fund XI;

(iii) The Värde Fund XII (Master), L.P. a Delaware limited partnership (“Fund XII”);

(iv) The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

(v) The Värde Fund XII UGP, LLC, a Delaware limited liability company (“Fund XII UGP”), the general partner of Fund XII GP;

(vi) The Värde Skyway Mini-Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mini-Master Skyway Fund”);

(vii) The Värde Skyway Fund, L.P., a Delaware limited partnership (“Värde Skyway Fund”);

(viii) The Värde Skyway Fund G.P., LLC, a Delaware limited liability company (“Skyway Fund GP”), the general partner of each of Mini-Master Skyway Fund and Värde Skyway Fund;

(xx) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(x) The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI-A”);

(xi) Värde Investment Partners, L.P., a Delaware limited partnership (“VIP”);

(xii) Värde Investment Partners G.P., LLC, a Delaware limited liability company (“VIP GP”), the general partner of VIP Offshore, Fund VI-A and VIP;

(xiii) Värde Partners, L.P., a Delaware partnership (“Managing Member”), the managing member of Fund XI GP, Fund XII UGP, Skyway Fund GP and VIP GP;

(xiv) Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member; and

(xv) Mr. George G. Hicks (“Mr. Hicks”), the chief executive officer of the General Partner;

CUSIP No. 532403201	Page 18 of 22

((i) through (xv) above are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”).

The second sentence of Clause (f) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each of the other Reporting Persons is organized in the State of Delaware except VIP Offshore and Mini-Master Skyway Fund, which are organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to that certain Transaction Agreement, dated as of March 5, 2019 (the “Transaction Agreement”), by and among the Issuer and The Värde Fund XI (Master), L.P., The Värde Fund XII (Master), L.P., The Värde Skyway Mini-Master Fund, L.P., The Värde Skyway Fund, L.P., Värde Investment Partners, L.P., Värde Investment Partners (Offshore) Master, L.P. and the Värde Fund VI-A L.P. (collectively, the “Värde Parties”), the Issuer issued to the Värde Parties as consideration for the termination of the Term Loan Credit Agreement and the satisfaction in full of all indebtedness, liabilities and other Obligations (as defined in the Term Loan Credit Agreement), together with accrued and unpaid interest thereon and the Make-Whole Amount (as defined in the Term Loan Credit Agreement), (i) 9,891,638 shares of Common Stock, (ii) 60,000 shares of Series E 8.25% Convertible Participating Preferred Stock of the Issuer (the “Series E Preferred Stock”), and (iii) 55,000 shares of Series F 9.00% Participating Preferred Stock of the Issuer (the “Series F Preferred Stock”). Also pursuant to the Transaction Agreement, the Issuer issued to the Värde Parties 7,750,000 shares of Common Stock as consideration for the amendment and restatement of (i) the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series C-1 9.75% Convertible Participating Preferred Stock and Series C-2 9.75% Convertible Participating Preferred Stock (the “Series C Certificate of Designation”) and (ii) the Certificate of Designation of Preferences, Rights and Limitations of Series D 8.25% Convertible Participating Preferred Stock (the “Series D Certificate of Designation”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Transaction Agreement and Certificates of Designation

Pursuant to the Transaction Agreement, the Issuer issued to the Värde Parties, as consideration for the termination of the Term Loan Credit Agreement and the satisfaction in full of all indebtedness, liabilities and other Obligations thereunder, together with accrued and unpaid interest thereon and the Make-Whole Amount and the amendment and restatement of each of the Series C Certificate of Designation and the Series D Certificate of Designation, (i) 17,641,638 shares of Common Stock, (ii) 60,000 shares of Series E Preferred Stock and (iii) 55,00 shares of Series F Preferred Stock. The 17,641,638 shares of Common Stock, the 60,000 shares of Series E Preferred Stock and the 55,000 shares of Series F Preferred Stock are referred to herein as the “Exchanged Securities.”

Series E Certificate of Designation

Pursuant to the Certificate of Designation governing the Series E Preferred Stock (the “Series E Certificate of Designation”), the Series E Preferred Stock has a per share stated value of $1,000, subject to increase in connection with the payment of dividends (the “Series E Stated Value”). Holders of shares of Series E Preferred Stock will be entitled to receive cumulative preferential dividends, payable and compounded quarterly in arrears at an annual rate of 8.25% of the Series E Stated Value until April 26, 2021, after which the annual dividend rate will increase to 9.25% if not paid in full in cash. Dividends are payable, at the Issuer’s option, (i) in cash, (ii) in kind by increasing the Series E Stated Value by the amount per share of the dividend or (iii) in a combination thereof. In addition to these preferential dividends, holders of shares of Series E Preferred Stock will be entitled to participate in any dividends or distributions paid on the Common Stock on an as-converted basis. Holders of shares of Series E Preferred Stock will be entitled to vote with the holders of shares of Common Stock, as a single class, on all matters submitted for a vote of holders of shares of Common Stock. When voting together with the Common Stock, each share of Series E Preferred Stock will entitle the holder to a number of votes equal to (i) the Series E Stated Value as of the applicable record date or other determination date divided by (ii) the greater of (a) $1.88 (the closing price of the Common Stock on the NYSE American on March 4, 2019, or (b) the Conversion Price).

CUSIP No. 532403201	Page 19 of 22

The Issuer has the right to redeem the Series E Preferred Stock (such redemption, an “Optional Redemption”), in whole or in part at any time (subject to certain limitations on partial redemptions), at a price per share equal to (i) the Series E Stated Value then in effect multiplied by (a) 110% if redeemed on or prior to the first anniversary of March 5, 2019 (the “Original Issue Date”) and the redemption is not a Change of Control Redemption (as defined in the Series E Certificate of Designation), (b) 105% if redeemed after the first anniversary of the Original Issue Date and on or prior to the second anniversary of the Original Issue Date and the redemption is not a Change of Control Redemption or (c) 100% if redeemed after the second anniversary of the Original Issue Date and the redemption is not a Change of Control Redemption, plus (ii) accrued and unpaid dividends thereon and any other amounts payable by the Issuer in respect thereof (the “Series E Optional Redemption Amount”); provided, however, that the Issuer may not effect an Optional Redemption unless (i) either (a) no outstanding shares of Series F Preferred Stock outstanding or (b) all outstanding shares of the Series F Preferred Stock are redeemed on such Optional Redemption Date (as defined in the Series E Certificate of Designation), (ii) the aggregate Optional Redemption Amount (as defined in the Series E Certificate of Designation) for all shares of the Series E Preferred Stock to be redeemed shall not exceed the aggregate amount of net cash proceeds received by the Issuer from a contemporaneous issuance of Common Stock issued for the purpose of redeeming such shares of the Series E Preferred Stock, and (iii) if the Optional Redemption Date occurs before the third anniversary of the Original Issue Date, then (1) the volume-weighted average price for at least 20 Trading Days (as defined in the Series E Certificate of Designation) during the 30 Trading Day period immediately preceding the applicable Optional Redemption Date shall have been at least 150% of the Conversion Price (as defined in the Series E Certificate of Designation) then in effect and (2) such Optional Redemption shall be for all of the then-outstanding shares of Series E Preferred Stock.

Each share of Series E Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to (i) the applicable Series E Optional Redemption Amount divided by (ii) a conversion price of $2.50, subject to adjustment (the “Conversion Price”).

Following the closing of the transactions contemplated by the Transaction Agreement, the aggregate number of shares of Series E Preferred Stock became immediately convertible into 24,000,000 shares of Common Stock, based on an initial Conversion Price of $2.50 and the initial Series E Optional Redemption Amount of 110% of the Series E Stated Value.

Series F Certificate of Designation

Pursuant to the certificate of designation governing the Series F Preferred Stock (the “Series F Certificate of Designation”), the Series F Preferred Stock has a per share stated value of $1,000, subject to increase in connection with the payment of dividends (the “Series F Stated Value”). Holders of shares of Series F Preferred Stock will be entitled to receive cumulative preferential dividends, payable and compounded quarterly in arrears at an annual rate of 9.00% of the Series F Stated Value until April 26, 2021, after which the annual dividend rate will increase to 10.00% if not paid in full in cash. Dividends are payable, at the Issuer’s option, (i) in cash, (ii) in kind by increasing the Series F Stated Value by the amount per share of the dividend or (iii) in a combination thereof.

The Issuer has the right to redeem the Series F Preferred Stock, in whole or in part at any time (subject to certain limitations on partial redemptions), at a price per share equal to (i) (A) the Series F Stated Value then in effect, multiplied by (B) 115%, plus (ii) all accrued and unpaid dividends thereon and all liquidated damages and other amounts due in respect thereof as of the Optional Redemption Date (as defined in the Series F Certificate of Designation) (such amount, the “Series F Optional Redemption Amount”).

Amended and Restated Series C Certificate of Designation

Pursuant to the Transaction Agreement, the Series C Certificate of Designation was amended and restated to provide for, among other things, the extinguishment of the right of the holders of each of the Series C-1 Preferred Stock and the Series C-2 Preferred Stock to convert shares of such securities into shares of the Issuer’s Common Stock. As amended and restated, the Series C-1 9.75% Participating Preferred Stock and the Series C-2 9.75% Participating Preferred Stock are non-voting and non-convertible.

Amended and Restated Series D Certificate of Designation

Pursuant to the Transaction Agreement, the Series D Certificate of Designation was amended and restated to provide for, among other things, the extinguishment of the right of the holders of the Series D 8.25% Participating Preferred Stock (the “Series D Preferred Stock”) to convert shares of such security into shares of the Issuer’s Common Stock. As amended and restated, the Series D Preferred Stock is non-voting and non-convertible.

CUSIP No. 532403201	Page 20 of 22

The foregoing descriptions of the Transaction Agreement, the Series E Certificate of Designation, the Series F Certificate of Designation, the Amended and Restated Series C Certificate of Designation, the Amended and Restated Series D Certificate of Designation and the Amended and Restated Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D and incorporated herein by reference.

The disclosure in Item 4 of Amendment No. 6 regarding the Registration Rights Agreement and Board Appointment Rights is hereby amended and restated in its entirety as follows:

Amended and Restated Registration Rights Agreement

In connection with the issuance, pursuant to the Transaction Agreement, of the Exchanged Securities, on March 5, 2019, the Issuer and the Värde Parties entered into an amendment and restatement of the October 10, 2018 Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) pursuant to which the Issuer agreed to file a Registration Statement (as defined in the Amended and Restated Registration Rights Agreement) providing for the resale of the Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) no later than April 10, 2019, subject to extension in certain circumstances. The Värde Parties are also entitled to participate in underwritten registrations under certain conditions, and will also have certain “piggyback” registration rights with respect to registration statements filed by the Issuer.

For so long as the Värde Parties and their affiliates hold at least 5% of the then-outstanding shares of Common Stock, on an as-converted basis, the Amended and Restated Registration Rights Agreement also contains restrictions whereby the Värde Parties will not affect any public sale or distribution of the Registrable Securities during the 60-calendar-day period beginning on the date of a prospectus or prospectus supplement filed with the SEC with respect to the pricing of an underwritten offering.

Board Appointment Rights

The Series C Certificate of Designation provides that holders of shares of Series C Preferred Stock will have the right, voting separately as a class, to designate two members of the Issuer’s Board for as long as the aggregate stated value of all outstanding shares of the Series C-1 Preferred Stock and the Series C-2 Preferred Stock is equal to at least $31,250,000.

The Series D Certificate of Designation provides that holders of shares of Series D Preferred Stock will have the right, voting separately as a class, to designate one member of the Issuer’s Board for as long as the aggregate stated value of all outstanding shares of the Series D Preferred Stock is equal to at least $9,813,500.

The Series E Certificate of Designation provides that holders of shares of Series E Preferred Stock will have the right, voting separately as a class, to designate one member of the Issuer’s board of directors (the “Board”) for as long as the shares of Common Stock issuable on conversion of the outstanding shares of Series E Preferred Stock represent at least 5.0% of the outstanding shares of Common Stock (giving effect to conversion of all outstanding shares of Series E Preferred Stock).

The Series F Certificate of Designation provides that holders of shares of Series F Preferred Stock will have the right, voting separately as a class, to designate one member of the Issuer’s Board for as long as the sum of the aggregate Series F Stated Value of all outstanding shares of Series F Preferred Stock is equal to at least $13,750,000.

The Transaction Agreement separately grants to the Värde Parties the right to designate to the Board the following number of directors (collectively, the “Investor Directors” and each, an “Investor Director”), based on the number of directors constituting the entire Board being eleven: (i) five directors, for so long as the Värde Parties and their affiliates beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares of Common Stock representing at least 40.0% of the outstanding shares of Common Stock, (ii) four directors, for so long as the Värde Parties and their affiliates beneficially own

CUSIP No. 532403201	Page 21 of 22

shares of Common Stock representing at least 33.3% of the outstanding shares of Common Stock, (iii) three directors, for so long as the Värde Parties and their affiliates beneficially own shares of Common Stock representing at least 25.0% of the outstanding shares of Common Stock, (iv) two directors, for so long as the Värde Parties and their affiliates beneficially own shares of Common Stock representing at least 10.0% of the outstanding shares of Common Stock, and (v) one director, for so long as the Värde Parties and their affiliates beneficially own shares of Common Stock representing at least 5.0% of the outstanding shares of Common Stock. However, the number of Investor Directors the Värde Parties have the right to designate under the Transaction Agreement will be reduced by the number of directors holders of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock have the right to appoint under the Amended and Restated Series C Certificate of Designation, the Amended and Restated Series D Certificate of Designation, the Series E Certificate of Designation and the Series F Certificate of Designation, respectively.

Each Investor Director shall serve until his or her successor is designated or his or her death, disability, resignation or removal. Any vacancy or newly created directorship in the position of an Investor Director while the Värde Parties have the right to appoint such Investor Director may be filled only by the Värde Parties, subject to the fulfillment of certain requirements set forth in the Series C Certificate of Designation, the Series D Certificate of Designation, the Series E Certificate of Designation and the Series F Certificate of Designation (collectively, the “Certificates of Designation”). While the Värde Parties have the right to appoint an Investor Director, each Investor Director designated pursuant to any of the Certificates of Designation may, during his or her term of office, be removed at any time, with or without cause, by and only by the holders of not less than two thirds of the outstanding shares of the Issuer’s Preferred Stock, and (ii) the Värde Parties, by and only by, a Värde Party Majority (as defined in the Transaction Agreement), shall have the right to, at any time, with or without cause (A) cause any Investor Director to resign, from his or her directorship, and (B) appoint a replacement Investor Director to fill the vacancy resulting from such resignation, and any Investor Director appointed pursuant to the Transaction Agreement shall be deemed to have agreed to resign from his or her directorship (and the Issuer shall recognize such resignation); provided, that such Investor Director shall have previously delivered to Issuer a letter of resignation effective upon any exercise of the Värde Parties rights to force his or her resignation.

The number of Board members the Värde Parties may appoint is subject to adjustment, upward or downward, as may be required by applicable law or stock exchange rules.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby supplemented by adding the following:

(a) The Reporting Persons beneficially own 47,594,401 shares of Common Stock, representing 41.9% of the outstanding shares.

The number of shares of Common Stock beneficially owned in connection with the Series E Preferred Stock is based upon: (1) with respect to dispositive power, an initial aggregate stated value of $100,000,000 multiplied by the optional redemption percentage of 110% and divided by the initial conversion price of $2.50 and (2) with respect to voting power, an initial aggregate stated value of $100,000,000 divided by $1.88.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 71,965,412 shares of Common Stock issued and outstanding as of November 30, 2018, plus (i) the 24,000,000 shares of Common Stock beneficially owned by the Reporting Persons in connection with the Series E Preferred Stock as of the date hereof and (ii) the 17,641,638 shares of Common Stock issued to the Reporting Persons pursuant to the Transaction Agreement.

(b) As described in Items 1 and 3 of this Schedule 13D, each of Fund XI, Fund XI GP, as the general partner of Fund XI GP, Fund XII, Fund XII GP, as the general partner of Fund XII, Fund XII UGP, as the general partner of Fund XII GP, Skyway Fund GP, as the general partner of Mini-Master Skyway Fund and Värde Skyway Fund, Fund VI-A, VIP, VIP Offshore and VIP GP as the general partner of Fund VI-A, VIP and VIP Offshore, directly own 47,594,401 shares of Common Stock.

See items 7 through 10 of the cover pages to this Amendment No. 8 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

The Reporting Persons have not engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

CUSIP No. 532403201	Page 22 of 22

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 4 above summarizes certain provisions of the Transaction Agreement, the Series E Certificate of Designation, the Series F Certificate of Designation, the Amended and Restated Series C Certificate of Designation, the Amended and Restated Series D Certificate of Designation and the Amended and Restated Registration Rights Agreement. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Item 7. Material to Be Filed As Exhibits

Exhibit A	Transaction Agreement, dated as of March 5, 2019, by and among Lilis Energy, Inc. and the Värde Parties (incorporated by reference from Exhibit 10.42 to the Issuer’s Form 10-K filed March 7, 2019).

Exhibit B	Amended and Restated Registration Rights Agreement, dated as of March 5, 2019, by and among Lilis Energy, Inc. and the Värde Parties (incorporated by reference from Exhibit 10.43 to the Issuer’s Form 10-K filed March 7, 2019).

Exhibit C	Certificate of Designation of Preferences, Rights and Limitations of Series E 8.25% Convertible Participating Preferred Stock, dated as of March 5, 2019 (incorporated by reference from Exhibit 3.9 to the Issuer’s Form 10-K filed March 7, 2019).

Exhibit D	Certificate of Designation of Preferences, Rights and Limitations of Series F 9.00% Participating Preferred Stock, dated as of March 5, 2019 (incorporated by reference from Exhibit 3.10 to the Issuer’s Form 10-K filed March 7, 2019).

Exhibit E	Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series C-1 9.75% Participating Preferred Stock and Series C-2 9.75% Participating Preferred Stock, dated as of March 5, 2019 (incorporated by reference from Exhibit 3.11 to the Issuer’s Form 10-K filed March 7, 2019).

Exhibit F	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series D 8.25% Participating Preferred Stock, dated as of March 5, 2019 (incorporated by reference from Exhibit 3.12 to the Issuer’s Form 10-K filed March 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 8, 2019

THE VÄRDE FUND XI (Master), L.P.

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.

By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.

By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MINI-MASTER FUND, L.P.

By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND, L.P.

By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.

By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.

By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks
Name:	George G. Hicks